Form 12b-25
Notification of late filing
Form N-SAR
For Period Ended: March 31, 2006
Part I - Registrant Information
Alliance World Dollar Government Fund II
1345 Avenue of the Americas
New York, NY 10105

Part II - Rules 12-b25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Alliance World Dollar Government Fund II, Inc. (the "Registrant") is unable to file its Annual Report on form N-SAR for the fiscal year ended March 31, 2006 because the Registrant's Independent Registered Public Accounting Firm, Ernst & Young LLP ("E&Y"), has not yet provided the Report of Independent Registered Public Accounting Firm (the "Report") for inclusion in the N-SAR filing. E&Y has not provided the Report because it requires certain information and representations to be provided from additional officers of the Registrant. The delay in the submission of the information and representations is of an administrative nature, and is not directly related to the Registrant's financial statements or internal controls over financial reporting.


Part IV - Other Information

(1)Name and telephone number of person to contact in regard to this notification Vince Noto 201-319-4145
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? Yes
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected be the earnings statements to be included in the subject report or portion thereof? No

Alliance World Dollar Government Fund II has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. March 31, 2006, Vince Noto Vice President